Exhibit 11

W.W. Grainger, Inc. and Subsidiaries

COMPUTATIONS OF EARNINGS PER SHARE

	Six Months Ended June 30,
BASIC:	2006	2005

Weighted average number of shares outstanding	89,490,188	89,942,454

Net earnings	$ 179,972,000	$ 154,381,000

Earnings per share	$ 2.01	$ 1.72

DILUTED:

Weighted average number of shares outstanding	89,490,189	89,942,454

Potential Shares:

Shares issuable under outstanding common stock equivalents	9,228,986	10,177,385

Shares which could have been purchased using
the proceeds from common stock equivalents exercised, based on the average market value for the period	(6,477,073)	(8,372,522)

	2,751,913	1,804,863

Dilutive effect of exercised options prior to being exercised	52,461	22,745

	2,804,374	1,827,608

Adjusted weighted average number of shares
outstanding	92,294,563	91,770,062

Net earnings	$ 179,972,000	$ 154,381,000

Earnings per share	$ 1.95	$ 1.68